CUSIP No. 419352-10-9                                        Page 15 of 18 Pages


                                                                      EXHIBIT 12

                                 [ON LETTERHEAD]

November 2, 1999


The Outside Members of the Board of Directors
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY  11590


Dear Sirs:

Haven's recently released third quarter earnings were disappointing. While most thrifts and banks in Haven's market area reported record or near record earnings, Haven reported marginal results (for the third year in a row). We noted numerous concerns and problems, as follows:

o Haven earned a Return on Assets of only 0.41%, less than one-half of it's peers;
o The mortgage subsidiary continues to post substantial losses; This problem needs to be addressed quickly, and you, as outside members of the Board, have to hold Haven's management accountable for this debacle;
o    Haven's book value per share declined, again;
o Haven disclosed that the fully allocated cost of running each supermarket branch is $49,000 per branch per month, equivalent to $36 million per year for the 61 unit supermarket franchise; this cost is 25% higher than the $40,000 per month cost repeatedly disclosed by Haven in the past (e.g. the $40,000 amount was used as recently as September in a document distributed at an investment conference sponsored by Friedman Billings Ramsey, which was also included in a Form 8-K filed by Haven with the SEC on September
     7th);

     In the September 7th SEC Form 8-K, Haven also disclosed that the supermarket branches contributed approximately $500,000 in pretax income in the second quarter; Since the $500,000 pretax income amount apparently was based upon the $40,000 cost figure, not the $49,000 amount disclosed in the 3rd quarter press release, it appears that the "$500,000 pretax income" was really a "$1.1 million pretax loss" (i.e. $9,000 extra costs x 3 months x 60 branches=$1.62 million extra costs - $500,000 pretax income= $1.1 million pretax loss);

     Additionally, the 3rd quarter press release stated that the supermarket branches contributed $600,000 pretax income in the 3rd quarter; We believe the $600,000 pretax income amount is also incorrect in that it is also apparently not based upon the revised $49,000 cost figure; In our estimation, if the proper costs (i.e. $49,000) had been allocated for the full quarter, the supermarket branches actually lost approximately $1.0 million in the 3rd quarter;

     As outside members of Haven's Board, you should be concerned that Haven's management is claiming that the supermarket franchise is profitable, when in fact it is not;

CUSIP No. 419352-10-9                                        Page 16 of 18 Pages


o Haven's overall asset yield declined (7.01% in Q3 vs. 7.09% in Q2) and mortgage loan yield declined (7.25% in Q3 vs. 7.43% in Q2) despite a rise in mortgage rates throughout the quarter;
o Deposit growth in the supermarkets slowed (+11% in Q3 vs. +21% in Q2 vs. + 15% in Q1) and the percentage of core deposits declined in the supermarkets (49.6% core deposits in Q3 vs. 54.8% in Q2), which means that most of the deposit growth was in CDs;
o Haven's tangible equity to assets ratio decreased to 3.6%, a very low and potentially unsafe and unsound amount of equity capital;
o Once again, Haven's dividend was not increased (it hasn't increased in 3 years);
o For the third year in a row, Haven is likely to fail to meet its Wall Street analysts' annual earnings estimate; Core earnings through the first nine months are $.86, well short of meeting the $1.35 published estimates for 1999; During the past year, the Wall Street firms who cover Haven have repeatedly lowered their EPS estimates for 1999 and 2000; One firm (Friedman Billings Ramsey) originally projected Haven would earn $2.48 in 1999, now, after numerous interim reductions, they project that Haven will only earn $1.71 in 2000!!; And it appears that the $1.71 projection for 2000 is at risk, as last week, two other firms (Keefe Bruyette and Sandler O'Neill) reduced their 2000 EPS estimate to $1.45 and $1.50, respectively; Four years after embarking on the supermarket strategy, Haven's projected level of profitability in 2000 will still be substantially less than its peers; and o Haven's expenses are out of control, as illustrated by the following table:

($'s in millions)
-------------------------------------------------------------------------------------------------------
                    Total       Total         Operating       Oper. Exp as      Effic.     Net
Name                Assets      Deposits      Expenses(1)     % of Assets       Ratio(2)   Income(1)
-------------------------------------------------------------------------------------------------------
Astoria             $22,863     $9,440        $216            0.94%             35%        $220
Financial
-------------------------------------------------------------------------------------------------------
Roslyn              $7,761      $4,101        $79             0.98%             31%        $110
Bancorp
-------------------------------------------------------------------------------------------------------
Flushing            $1,210      $643          $22             1.85%             51%        $13
Financial
-------------------------------------------------------------------------------------------------------
Richmond            $2,813      $1,641        $48             1.70%             44%        $36
County
-------------------------------------------------------------------------------------------------------
Queens              $2,028      $1,133        $20             0.98%             33%        $32
County
-------------------------------------------------------------------------------------------------------
PennFed             $1,593      $1,063        $18             1.10%             43%        $12
Financial
-------------------------------------------------------------------------------------------------------
JSB                 $1,595      $1,092        $27             1.72%             35%        $29
Financial
-------------------------------------------------------------------------------------------------------
Reliance            $2,478      $1,555        $37             1.50%             46%        $22
Bancorp
-------------------------------------------------------------------------------------------------------
AVERAGE             $5,292      $2,583        $58             1.34%             39%        $59
-------------------------------------------------------------------------------------------------------
HAVEN               $2,942      $2,015        $83             2.83%             78%        $12
-------------------------------------------------------------------------------------------------------
(1) Based upon actual Q3 1999 results annualized   (2) Measures G&A expenses as % of gross revenues; lower ratio is better

Haven is spending $83 million per year on operating expenses to generate $12 million of net income, while the peer group generates $59 million of net income by spending $58 million. Haven spends more on operating expenses than Roslyn, yet Roslyn is over twice as large and earns nine times more in net income! Penn Federal, a peer thrift in New Jersey, earns the same amount of money as Haven, yet only spends $18 million per year on G&A expenses (one-fifth of what Haven spends!).

CUSIP No. 419352-10-9                                        Page 17 of 18 Pages


Haven's weak performance and continued inability to manage its operating expenses is not due to any external, economic or industry factors. In our opinion, Haven's problems are due to poor execution by a weak management team. Since most of Haven's problems are self-inflicted or within Haven's control, we find this unacceptable and inexcusable. As outside Board members, at best you should be embarrassed for allowing this to occur on your watch, and at worst you should be concerned about corporate and personal liability.

Haven's performance is so poor, we do not believe Haven can justify remaining an independent entity. The potential cost savings for an acquirer of Haven are tremendous, which will allow an acquirer to pay a significant premium for Haven's franchise. In our estimation, over $15 million of after-tax cost savings could be achieved by an acquirer (equal to $1.75 per Haven share, an amount greater than Haven's current or projected earnings as an independent entity!).

We once again call on you, as outside directors to meet your fiduciary duty by pursuing an orderly sale of Haven to a larger, more efficient institution.

It is time for you to recognize that you serve on behalf of the owners of the company, not management. We also encourage you to communicate directly with us and other large and small shareholders. If the Board believes in the rules and law of corporate governance, it should be prepared to follow the wishes of the majority of owners of the company. We would be pleased to meet with the entire Board at any time to discuss our views.

Sincerely,

/s/ Richard Lashley                         /s/ John Palmer

Richard Lashley                             John Palmer
Principal                                   Principal

Distribution List:

         Mr. Michael J. Fitzpatrick
         c/o Haven Bancorp, Inc.

         Msgr. Thomas J. Hartman
         Diocese of Rockville Centre for Telicare Television
         1200 Glen Curtis Blvd.
         Uniondale, NY 11553

         Mr. Michael J. Levine
         Norse Realty Group, Inc.
         2001 Marcus Avenue
         Suite W-183
         Lake Success, NY 11042

         Mr. Robert M. Sprotte
         Schmelz Bros. Inc.
         7102 Myrtle Avenue

CUSIP No. 419352-10-9                                        Page 18 of 18 Pages



         Flushing, NY  11385

         Mr. George S. Worgul
         c/o Haven Bancorp, Inc.


cc:

         Mr. Philip Messina, Chairman, President & CEO
         Mr. William J. Jennings, EVP
         Haven Bancorp, Inc.